SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Act of 1934

For the month of February, 2004

of Chile, Bank

(Translation of Registrant’s name into English)

Chile

(Jurisdiction of incorporation or organization)

Ahumada 251

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is a Press Release issued by the Bank on February 18, 2004, regarding the Bank’s consolidated financial statements as of December 31, 2003 and 2002.

Banco de Chile and Subsidiaries

Consolidated Financial Statements

as of December 31, 2003 and 2002

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31,

(Expressed in million of Chilean pesos)

	2003 MCh$	2002 MCh$
ASSETS
CASH AND DUE FROM BANKS	856,834.1	683,186.8

LOANS:
Commercial loans	2,557,000.5	2,542,491.8
Foreign trade loans	658,280.0	617,787.7
Consumer loans	478,092.8	416,884.9
Mortgage loans	1,128,029.6	1,199,143.5
Leasing contracts	268,955.9	251,583.5
Contingent loans	409,612.3	385,585.2
Other outstanding loans	636,648.6	607,898.8
Past due loans	105,503.0	146,386.2

Total loans	6,242,122.7	6,167,761.6
Allowance for loan losses	(158,834.1)	(197,440.0)

Total loans, net	6,083,288.6	5,970,321.6

OTHER LOANS:
Interbank loans	13,223.2	55,366.1
Investments purchased under agreements to resell	29,659.9	32,499.2

Total other loans	42,883.1	87,865.3

INVESTMENTS:
Government securities	1,010,249.1	878,045.1
Other financial investments	458,482.4	425,123.5
Investment collaterall under agreements to repurchase	417,932.8	279,221.4
Assets held for leasing	24,498.9	23,766.1
Assets received in lieu of payment	15,627.2	19,186.8
Other non financial investments	2.2	2.5

Total investments	1,926,792.6	1,625,345.4

OTHER ASSETS	227,609.6	188,251.1

FIXED ASSETS:
Bank premises and equipment, net	127,754.9	140,736.9
Investments in other companies	5,296.4	4,824.5

Total fixed assets	133,051.3	145,561.4

Total assets	9,270,459.3	8,700,531.6

BANCO DE CHILE AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31,

(Expressed in million of Chilean pesos)

	2003 MCh$	2002 MCh$
LIABILITIES AND SHAREHOLDERS’ EQUITY
DEPOSITS AND OTHER LIABILITIES:
Current accounts	1,227,876.9	1,082,904.4
Time deposits	3,586,023.6	3,695,876.2
Other demand and time deposits	600,888.6	470,401.6
Securities sold under agreements to repurchase	426,741.0	279,441.8
Mortgage finance bonds	1,014,451.7	1,094,881.6
Contingent liabilities	409,638.5	384,802.4

Total deposits and other liabilities	7,265,620.3	7,008,308.0

BONDS ISSUED:
Bonds	3,126.9	4,638.4
Subordinated bonds	271,197.4	280,430.7

Total bonds issued	274,324.3	285,069.1

BORROWINGS FROM FINANCIAL INSTITUTIONS AND CENTRAL BANK:
Central Bank credit lines for renegotiation of loans	2,975.2	3,800.9
Other Central Bank borrowings	24,905.9	—
Borrowings from domestic financial institutions	49,882.4	50,992.6
Foreign borrowings	717,968.6	515,447.6
Other liabilities	59,600.1	76,655.0

Total borrowings from financial institutions and Central Bank	855,332.2	646,896.1

OTHER LIABILITIES	158,944.4	115,080.1

Total liabilities	8,554,221.2	8,055,353.3

VOLUNTARY ALLOWANCE FOR LOAN LOSSES	20,557.3	20,762.9

MINORITY INTEREST	4.8	3.4

SHAREHOLDERS’ EQUITY:
Capital and reserves	561,245.2	560,978.1
Other equity accounts	3,877.8	10,272.4
Net income for the period	130,553.0	53,161.5

Total shareholders’ equity	695,676.0	624,412.0

Total liabilities and shareholders’ equity	9,270,459.3	8,700,531.6

	2003 MCh$	2002 MCh$
OPERATING RESULTS:
Interest revenue	428,704.1	696,603.3
Gains from trading activities	25,062.1	23,483.8
Income from fees and other services	122,315.5	95,490.9
Gains from foreign exchange transactions	91,060.8	—
Other operating income	13,934.8	10,385.1

Total operating revenues	681,077.3	825,963.1
Less:
Interest expense	(204,233.6)	(325,338.3)
Losses from trading activities	(19,394.1)	(10,014.2)
Expenses from fees and other services	(22,019.8)	(18,320.4)
Losses from foreign exchange transactions	—	(31,980.8)
Other operating expenses	(10,841.6)	(7,400.8)

Gross margin	424,588.2	432,908.6
Personnel salaries and expenses	(125,199.0)	(135,442.6)
Administrative and other expenses	(82,279.6)	(93,667.5)
Depreciation and amortization	(19,213.9)	(23,469.0)

Net margin	197,895.7	180,329.5
Provision for loan losses	(63,248.0)	(133,879.5)
Loan loss recoveries	25,391.0	12,032.8

Total operating income	160,038.7	58,482.8
NON OPERATING RESULTS:
Non operating income	6,235.7	6,463.6
Non operating expenses	(16,462.3)	(19,672.0)
Equity participation in net income (loss) in investments in other companies	(1,220.4)	(979.1)
Net loss from price-level restatement	(4,036.1)	(9,692.2)

Income before income taxes	144,555.6	34,603.1
Income taxes	(14,000.9)	1,164.7

Income after income taxes	130,554.7	35,767.8
Minority interest	(1.7)	(1.1)

Surplus	130,553.0	35,766.7
Voluntary loan loss allowance	—	17.394,8

Net income for the period	130,553.0	53,161.5

“The complete financial statements, together with their respective notes and the corresponding report of the external auditors, are available at www.bancochile.cl, as well as at Banco de Chile Principal Offices”

Héctor Hernández G.	Pablo Granifo L.
General Accounting Manager	Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2004

Banco de Chile

/s/ Pablo Granifo L.

By: Pablo Granifo Lavin
General Manger